SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K
                                  ANNUAL REPORT
                        Pursuant to Section 15(d) of the
                       Securities and Exchange Act of 1934

(Mark One):

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 1998

                                       OR

[  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

         for the transition period from _________________ to ___________________

         Commission file number 1-14050

         A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                              Lexmark Savings Plan

         B. Name of issuer of securities held pursuant to the Plan and the address of its principal executive office:

                        Lexmark International Group, Inc.
                            One Lexmark Centre Drive
                            740 West New Circle Road
                            Lexington, Kentucky 40550

SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                              LEXMARK SAVINGS PLAN



Date:  June 24, 1999                       By: /s/ Kurt M. Braun
       -------------                           -----------------
                                           Kurt M. Braun
                                           Treasurer
                                           Lexmark International Group, Inc.

                                    Form 11-K

                              Lexmark Savings Plan

                                December 31, 1998

                                    --------



                                                                           Pages



Report of Independent Accountants                                            1

Financial Statements:

         Statements of Net Assets Available for Plan Benefits
                  as of December 31, 1998 and 1997                           2

         Statements of Changes in Net Assets Available for Plan Benefits
                  for the years ended December 31, 1998 and 1997             3

         Notes to Financial Statements                                      4-19



Supplemental Schedules:

         Item 27(a) Schedule of Assets Held for Investment Purposes
                  as of December 31, 1998                                     20

         Item 27(d) Schedule of Reportable Transactions for the year
                  ended December 31, 1998                                  21-22

Exhibit:

         Consent of Independent Accountants

REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of the Lexmark Savings Plan


In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for benefits of the Lexmark Saving Plan (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998 and of reportable transactions for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP

Lexington, Kentucky
May 28, 1999

LEXMARK SAVINGS PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 1998 and 1997



                                                        1998                     1997
                                                ---------------------   ----------------------
ASSETS

Investments, at fair market value:
   Common trust funds                                $ 159,388,748            $ 136,218,657
   Participant loans                                     5,874,373                5,483,771
   Lexmark Class A common stock                         80,975,611               26,208,434

Guaranteed investment contracts (GICs)
   and Synthetic GICs, at contract value                75,679,852               64,138,444
                                               ---------------------   ----------------------

                   Total investments                   321,918,584              232,049,306

Employer contribution receivable                         1,796,710                  533,378

Due from broker for securities sold                              -                  739,737

Other receivables                                          221,232                    2,665
                                               ---------------------   ----------------------

                    Total assets                       323,936,526              233,325,086
                                               ---------------------   ----------------------

LIABILITIES

Due to broker for securities purchased                   1,469,389                        -

Other payables                                           1,953,373                  752,238
                                               ---------------------   ----------------------

                    Total liabilities                    3,422,762                  752,238
                                               ---------------------   ----------------------

NET ASSETS AVAILABLE FOR
     PLAN BENEFITS                                   $ 320,513,764            $ 232,572,848
                                               =====================   ======================




The accompanying notes are an integral part of the financial statements.

LEXMARK SAVINGS PLAN
Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 1998 and 1997



                                                        1998                        1997
                                                ---------------------       ---------------------
Investment income:
   Dividend and interest income                       $ 13,399,790                $ 10,989,784
   Net appreciation in value of investments             60,013,429                  27,132,262

Contributions:
   Employer                                              4,572,373                   2,991,567
   Participants                                         18,635,929                  13,912,655

Distributions to withdrawing participants               (8,571,278)                 (9,268,164)

Administrative expenses                                   (109,327)                   (432,259)
                                               ---------------------       ---------------------

Net increase                                            87,940,916                  45,325,845

NET ASSETS AVAILABLE FOR PLAN BENEFITS

  Beginning of year                                    232,572,848                 187,247,003
                                               ---------------------       ---------------------

  End of year                                         $320,513,764                $232,572,848
                                               =====================       =====================




The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

1.    Plan Description:

      The Lexmark  Savings Plan (the "Plan") is subject to the provisions of the
      Employee  Retirement  Security  Act  of  1974  ("ERISA").   The  following
      description of the Plan provides only general information.

      (a) General
          -------

          The Plan is a defined contribution plan that covers all regular full-time employees of the U.S. subsidiaries of Lexmark International Group, Inc. (the "Company"). Employees are eligible to participate on the first day one hour of service as a regular employee is performed. Prior to January 1, 1998, employees had to have one year and 1,000 hours of service to be eligible to participate in the Plan.

          The Plan was amended and restated on July 1, 1997. Significant changes to the Plan have been disclosed herein. Effective July 1, 1997, the trustee was changed from Bankers Trust Company (the "predecessor trustee") to Fidelity Management Trust Company (the "successor trustee"). The Plan assets held by the predecessor trustee were invested by the successor trustee into the following investment options:


            Bankers Trust Company         Fidelity Management Trust Company
            ---------------------         ---------------------------------
          Large Company Index Fund           Fidelity Equity-Income Fund
          Small Company Stock Fund          Fidelity Low-Priced Stock Fund
            Balanced Asset Fund               Fidelity Freedom 2000 Fund
          International Index Fund      Fidelity Diversified International Fund
             Money Market Fund           Fidelity Retirement Government Money
                                                   Market Portfolio


          The successor trustee offers additional investment funds which include: Fidelity Growth & Income Portfolio, Fidelity Intermediate Bond Fund, Fidelity Contrafund, Fidelity Freedom Income Fund, Fidelity Freedom 2010 Fund, Fidelity Freedom 2020 Fund, Fidelity Freedom 2030 Fund and Spartan U.S. Equity Index Fund.

          Recordkeeping responsibilities for the Lexmark Stock Fund and the Dwight Fixed Income Fund were also transferred from the predecessor trustee to the successor trustee; however, invested assets remained consistent at the time of transfer.

      (b)  Investment Funds
           ----------------

            Prior to July 1, 1997, the Plan's participant-directed options were as follows: Money Market, Large Company Index, Small Company Stock, Balanced Asset, International Index, Dwight Fixed Income, and Lexmark Stock Funds. The Money Market Fund was represented by a diversified portfolio of high-quality, short-term money market securities whose return was expected to follow current market interest rates. The Large Company Index Fund was represented principally by a common trust fund comprised of investments in common stocks that were expected to produce results that approximated the performance of the Standard & Poor's 500 Index. The Small Company Stock Fund was represented principally by investments in common stocks that were expected to produce results that approximated the performance of the medium and small-company common stocks generally not included in the Standard & Poor's 500 Index. The Balanced Asset Fund was represented by a diversified portfolio of stocks, bonds, and money market instruments. The International Index Fund was represented principally by securities in major stock markets in Europe, Australia, Latin America and the Far East to provide growth potential and diversification. The Dwight Fixed Income Fund was and continues to be a stable value, commingled fund solely for Company employees that invests in high quality investment contracts offered by major insurance companies and other approved financial institutions and short-term investments to provide for liquidity needs. The Lexmark Stock Fund was and continues to be a commingled fund solely for Company employees that buys shares of Lexmark Class A common stock with a small amount of short-term investments to provide for liquidity needs.

            Effective July 1, 1997, the Plan's active participant-directed options are as follows: The Fidelity Retirement Government Money Market Portfolio is a money market fund that invests in high quality, short-term money market securities of the U.S. Treasury and government agencies. The Fidelity Equity-Income Fund is a growth and income mutual fund that invests primarily in income-producing stocks, but may also invest in bonds for income. The Fidelity Low-Priced Stock Fund is a growth mutual fund that invests primarily in stocks of companies that the fund's manager believes are undervalued or out of favor and could offer the potential for significant capital appreciation. The Fidelity Diversified International Fund is an international, growth mutual fund that invests primarily in stocks of relatively undervalued larger companies located outside the U.S. that are included in the Morgan Stanley EAFE Index. The Fidelity Growth & Income Portfolio is a growth and income mutual fund that invests mainly in U.S. and foreign stocks of companies currently paying dividends and carrying the potential for increased earnings, but may also invest in bonds. The Fidelity Intermediate Bond Fund is an income mutual fund that invests in all types of investment-grade bonds, including foreign, U.S. government and corporate issues, with intermediate maturities. The Fidelity Contrafund is a growth mutual fund that invests primarily in U.S. and foreign common stocks of unpopular companies that the fund's manager believes are undervalued or out of favor. The Fidelity Freedom Funds

       (b) Investment Funds, continued
           ----------------

            are asset allocation mutual funds investing in other Fidelity stock, bond and money market mutual funds. The allocation strategy for each Freedom Fund with a target retirement date is based on the number of years until anticipated retirement, gradually adopting a more conservative asset allocation over time. The Freedom Income Fund, however, is designed for those already in retirement. The Spartan U.S. Equity Index Fund is a growth and income fund that invests primarily in the companies that comprise the S&P 500 Index. The Dwight Fixed Income Fund is a stable value, commingled fund solely for Company employees that invests in high quality investment contracts offered by major insurance companies and other approved financial institutions and short-term investments to provide for liquidity needs. The Lexmark Stock Fund is a commingled fund solely for Company employees that buys shares of Lexmark Class A common stock with a small amount of short-term investments to provide for liquidity needs.

       (c) Contributions
           -------------

            The Plan is funded by voluntary employee pre-tax contributions up to a maximum of 20% of total annual eligible compensation. Prior to January 1, 1998, the maximum voluntary pre-tax contribution was 12%. The contributions for a participant are made by payroll deductions and are determined each pay period by multiplying the participant contribution rate then in effect by his/her eligible compensation for such period.

            A participant can designate and change the proportions in which his/her pretax contributions are allocated among the Plan's active investment funds. Prior to July 1, 1997, the minimum allocation to each fund was 5%. Effective July 1, 1997, the minimum allocation to each Fund is 1%.

            The Company matches employee pretax contributions in an amount equal to 30% of up to the first 5% the employee contributes per pay period. Matching contributions are invested in the same investment funds and in the same proportions as designated by the participant. However, the participant can elect to have all or a portion of matching contributions invested in the Lexmark Stock Fund.

            The Company contributes an additional matching contribution if the Company achieves certain business results each fiscal year, with payout, if any, as soon as practicable in the following year. The additional matching contribution is allocated to a participant based on his/her aggregate contributions to the Plan for that year and is invested in the Lexmark Stock Fund. A participant is not permitted to transfer amounts attributable to such allocation, including any earnings thereon, from the Lexmark Stock Fund to another investment fund, except during retirement. An additional matching contribution of $1,796,710 and $533,378 for 1998 and 1997, respectively, has been accrued in the Plan's financial statements.

       (d) Allocations to Participants
           ---------------------------

           Prior to July 1, 1997, contributions and earnings of the Plan were allocated to the accounts of the participants on a semi-monthly basis. Each participant's value in the net assets of the investment funds was based upon the assignment of units.

           Effective July 1, 1997, contributions continue to be allocated on a semi-monthly basis and earnings are allocated to the accounts of the participants on a daily basis. The investment fund options provided by the successor trustee are mutual funds that do not assign units for contributions and earnings allocation, except for the Lexmark Stock Fund, which has 2,575,452 units with a $31.45 net asset value per unit as of December 31, 1998 and 2,114,495 units with a $12.49 net asset value per unit as of December 31, 1997.

       (e) Vesting
           -------

           Employees who were eligible to participate in the Plan prior to July 1, 1994 vest immediately in their contributions and matching contributions made on their behalf by the Company. Employees hired on or after July 1, 1994 and who were not participants in the Plan as of June 30, 1995 become fully vested in the employer matching contributions upon completing five years of continuous service or upon death, disability or attainment of normal retirement age as an employee, whichever occurs first.

       (f) Withdrawals
           -----------

           A participant who has attained age 59 1/2 may withdraw in cash all or part of his/her contributions and matching contributions provided that a participant may make only one such withdrawal in any Plan year.

           Hardship withdrawals are available according to provisions of the Plan if approved by the Plan administrator but are limited to the value of the participant's contributions and the participant's immediate financial need. Earnings and matching contributions are not eligible for hardship withdrawals. After receipt of a hardship withdrawal, a participant is suspended for twelve months from making contributions to the Plan.

           In the case of a partial withdrawal made by a participant with an interest in more than one investment fund, the amount withdrawn from each of the participant's investment funds is in the same proportion as the value of his/her interest in each investment fund.

       (g) Distributions
           -------------

           In the event of normal retirement or permanent disability, and provided the value of the participant's account is in excess of $5,000, the participant may elect one of two options or may defer either election to a later date. The two options available are (1) receive a lump sum distribution or (2) receive a specified number of annual installments, over a period of generally up to ten years.

       (g) Distributions, continued
           -------------

           In the event that a participant dies before the balance of his/her account has been distributed, the remaining balance of his/her account shall be distributed to the participant's beneficiaries in a lump sum distribution.

           Upon termination of employment for any reason other than retirement, permanent disability, or death, and the value of the participant's account is in excess of (or at the time of any prior distribution was in excess of) $5,000, the participant may elect one of two options or may defer either election to a later date. The two options available are (1) receive a lump sum distribution or (2) receive a specified number of annual installments, over a period of generally up to ten years.

           If upon a participant's normal retirement, permanent disability, death, or termination of employment and the value of the participant's account is not in excess of $5,000, such participant receives an immediate distribution.

           Distributions are generally cash distributions; however, a participant who is entitled to a distribution and who has investments in whole or in part in the Lexmark Stock Fund may elect, in writing, to have the value of his/her investment in the Lexmark Stock Fund distributed in whole shares of the Company's Class A common stock. Fractional shares are distributed in cash.

       (h) Participant Loans
           -----------------

           A Participant may borrow funds from his/her Plan account subject to the provisions of the Plan. A participant is eligible to have up to two outstanding loans at a given time and may borrow up to half the value of his/her Plan account (including any current loan balance), but no more than $50,000 less his/her highest outstanding loan balance during the preceding 12-month period. No loan will be made while any other loan is in default. An administrative fee is charged for the origination of the loan and is deducted from the participant's account in proportion to the funds held for investment. Loans are granted for a minimum term of one year, and thereafter in monthly increments up to a maximum of five years; however, the participant may pre-pay the loan at any time. Each loan bears a fixed rate of interest determined at the inception of the loan by the plan administrator based upon comparable rates offered by commercial lending institutions, prime plus 1.5% for the years ended December 31, 1998 and 1997. Payment of the loan is made through payroll deductions. Payments of principal and interest are allocated to the investment funds elected for current contributions. A participant may continue to contribute to the Plan while he/she has an outstanding loan balance, provided the loan is not in default.

       (i) Forfeitures
           -----------

           Any portion of a participant's account balance in which the participant is not vested upon termination constitutes a forfeiture at the time the participant receives a distribution, unless the participant has no vested interest, in which case such forfeiture occurs at his/her termination of employment. Forfeitures occurring in a Plan year are applied equally on a per participant basis to reduce administrative fees that would otherwise be assessed against the participant's account or may be utilized by the Plan administrator, if certain criteria are satisfied, to restore forfeited amounts of previously terminated employees returning to the Plan. Any remaining forfeitures are remitted to the Company and customarily applied against its matching contribution obligation.

2.     Summary of Significant Accounting Policies:

       The following are significant accounting policies followed by the Plan:

       (a) Valuation of Investments
           ------------------------

           Shares in common trust funds are stated at fair market value as quoted.

           Investments in guaranteed investment contracts (GICs) are stated at contract value, which represents deposits received and interest earned at guaranteed rates. The fair market value of these contracts approximates the contract value at December 31, 1998 and 1997. Fair market value is determined by discounting the contracts using current market rates. A penalty or adjustment may be imposed for early withdrawal or termination of certain GICs.

           The Plan enters into arrangements known as synthetic GICs, which are investment contracts that simulate the performance of traditional GICs through the use of financial instruments. The Plan purchases a security such as a government security, private or public mortgage-backed or other asset-backed security or an investment grade corporation obligation which is held in trust for the Plan. The Plan then enters into a benefit responsive "wrapper" contract with a third-party such as a financial institution or an insurance company which guarantees the Plan a specific value and rate of return for the security held in trust. The underlying security held in trust and the wrapper contract are presented together in the financial statements at contract value. The contract value of the synthetic GICs approximates the fair market value (determined by discounting the contracts using current market rates) of the contracts at December 31, 1998 and 1997.

           The Lexmark Class A common stock is stated at fair market value as quoted by the New York Stock Exchange.

           Participant loans are stated at cost, which approximates fair market value.

       (a) Valuation of Investments, continued
           ------------------------

           Fair market value of investments, as quoted, is based on various factors including the current interest rate environment and the general strength of the economy. Changes in the fair market value could significantly affect the Plan's net assets available for plan benefits.

       (b) Net Appreciation (Depreciation)
           -------------------------------

           The Plan presents in the statement of changes in net assets available for Plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

       (c) Distributions to Withdrawing Participants
           -----------------------------------------

           Distributions to withdrawing participants are recorded when paid.

       (d) Use of Estimates
           ----------------

           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the changes in net assets available for Plan benefits during the reporting periods. Actual results could differ from those estimates.

       (e) Reclassifications
           -----------------

           Certain financial statement reclassifications have been made to prior year amounts to be consistent with current year presentation. Such reclassifications have no affect on net assets available for plan benefits or net increase in net assets available for plan benefits.

3.     Investments:

       The investments that represent 5% or more of the Plan's net assets at December 31, 1998 and 1997 are as follows:

                                                                                        1998                  1997
                                                                                   ----------------     -----------------
       Investments at Fair Market Value:

       Lexmark Class A common stock (805,604 and 689,646 shares, respectively)       $  80,975,611         $  26,208,434

       Fidelity Management and Research Company
          Equity-Income Fund (993,057 and 1,206,473 shares, respectively)               55,164,296            63,231,224
          Low Priced Stock Fund (1,007,216 and 1,199,223 shares, respectively)          23,014,888            30,136,486
          Spartan U.S. Equity Index Fund (398,310 and 222,877 shares, respectively)     17,509,717                     -

       Other investments at fair market value less than 5% of net assets                69,574,220            46,245,987

       Investments at Contract Value (less than 5% of net assets)                       75,679,852            66,227,175
                                                                                   ----------------     -----------------

       Total Investments                                                             $ 321,918,584         $ 232,049,306
                                                                                   ================     =================


       The crediting interest rates as of December 31, 1998 and 1997 and the average yields for the years then ended for each guaranteed investment contract and synthetic guaranteed investment contract are as follows:

                                                                                              Average annual yield/
                                                                                             Crediting interest rate

                                                                                               1998            1997
                                                                                           ------------    ------------
       Guaranteed Investment Contracts

       Participation in Group Annuity Contract #5150 with

          Allstate Life Insurance Company                                                        -               8.5%

       New York Life Placement Contract #30034 with New York Life
          Insurance Company                                                                    7.4%              7.4%

       Monumental Placement Contract #ADA00558FR with Monumental
          Life Insurance Company                                                               5.9%              5.9%

       Participation in Group Annuity Contract #G-26156.01 with
          Pacific Mutual Life Insurance Company                                                7.5%              7.5%

       Participation in Group Annuity Contract #214760 with Citibank                             -               6.5%

       Participation in Group Annuity Contract #8617 with John Hancock
          Mutual Life Insurance Company                                                        6.9%              6.9%

       Participation in Group Annuity Contract #51508 with Transamerica
          Occidental Life Insurance Company                                                    6.1%                -

                                                                                           Average annual yield/
                                                                                          Crediting interest rate

                                                                                             1998           1997
                                                                                          -----------    -----------
       Synthetic Guaranteed Investment Contracts

       Synthetic GIC including FHLMC mortgages 1404-D (CUSIP: 312912VTA)
          (fair market value of $10,175,367) and Group Annuity Contract #ADA00024 with
          Monumental Life at 6.79% with maturity on June 15, 2001.  Excess of the fair
          market value of the underlying asset over contract value is $109,730.                6.8%           6.8%

       Synthetic GIC including AAA bond ATTMT 1997-A (CUSIP: 00206LAN5)
          (fair market value of $5,006,639) and Group Annuity Contract #76678 at 6.5% with
          Transamerica Life with maturity on December 17, 2001.  Wrapper fair market value
          of $842,777.                                                                         6.4%           6.4%

       Synthetic GIC including FNMA seven year balloon mortgage pass-through securities FN313526 (CUSIP: 31374GHB6) (fair market value of $4,201,785) and
          Wrap Agreement Contract #97037 with State Street Bank at 7.17% with maturity on
          March 25, 2003.  Excess of the fair market value of the underlying asset over
          contract value is $100,683.                                                          7.0%           7.0%

       Synthetic GIC including AAA bond PEMEX5.2 11/03 (CUSIP: 706448AA5)
          (fair market value of $4,998,731) and Group Annuity Contract #76877-000 with
          Transamerica Life at 5.7% with maturity on November 15, 2003.  Wrapper fair
          market value of $13,744.                                                             5.6%             -

       Synthetic GIC including FNMA mortgage backed security FN381002
          (CUSIP: 31377MGK1) (fair market value of $8,619,565) and Wrap Agreement Contract
          #76877-001 with Transamerica Life at 5.7% with maturity on November 25, 2005.
          Wrapper fair market value of $71,756.                                                5.6%             -

       Synthetic GIC including FNMA mortgage backed security FN380214
          (CUSIP: 31377LK36) (fair market value of $5,279,569) and Wrap Agreement Contract
          #98022 with State Street Bank at 6.07% with maturity on April 25, 2005.  Excess
          of the fair market value of the underlying asset over contract value is $104,793.    6.0%             -

       Synthetic GIC including FHLMC mortgages FSPC T-13 A7 (CUSIP: 3133TGDB2)
          (fair market value of $ 4,020,155) and Group Annuity Contract #98155 with State
          Street Bank at 6.17% with maturity on April 25, 2013.  Excess of the fair market
          value of the underlying asset over contract value is $1,312.                         6.1%             -



       These rates are net of investment management fees, if any, which are automatically deducted from the fund's interest income according to the terms of the Investment Management Agreement.

4.     Administrative Expenses:

       Expenses for administration of the Plan are paid jointly by participants and the Company. Participants pay an annual participant fee; operating and management fees of the investment funds; and any applicable loan, distribution and withdrawal fees. All other fees are paid by forfeitures, to the extent available, and thereafter by the Company. Certain administrative services are provided at no cost to the Plan by the Company.

5.     Income Tax Status:

       The Plan qualifies within the meaning of Section 401(a) and 401(k) of the Internal Revenue Code of 1986, (the "Code"), as amended, and the trust is exempt from tax under Section 501(a) of the Code. The Plan was amended and restated effective July 1, 1997, and has received a favorable determination letter dated January 28, 1998 in which the Internal Revenue Service stated that the Plan and related trust are in compliance with the applicable requirements of the Code.

       Participants will not be subject to income tax withholding for deferred compensation, unless required by state or local authority.

       A participant will not be subject to federal income tax on employer contributions made to a participant's account, or on income accruing to the account, until distribution or withdrawal of the account, in whole or in part.

6.     Plan Termination:

       The Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and the Plan assets will be distributed in accordance with the provisions of the Plan.

7.     Concentration of Credit Risk:

       Plan assets are invested in various financial instruments that contain some degree of credit risk. There is a concentration of credit risk as 25% of Plan assets are invested in Lexmark Class A common stock as of December 31, 1998.

8.     Fund Information

       Net assets available for benefits and changes in net assets available for benefits by participant-directed investment funds for the years ended December 31, 1998 and 1997 are as follows:


                                                 Fidelity                                          Fidelity
                                             Retirement Govt.                     Fidelity Low-   Diversified
                                               Money Market    Fidelity Equity-   Priced Stock   International
                                                Portfolio        Income Fund         Fund            Fund
                                             ----------------  ----------------   -------------  -------------
Net Assets Available for Plan Benefits with
Fund Information December 31, 1998

ASSETS

Investments, at fair market value:

  Common trust funds                           $6,869,593       $55,164,296         $23,014,888    $5,866,763

  Participant loans                                     -                  -                  -             -

  Lexmark Class A common stock                          -                  -                  -             -

  Guaranteed investment contracts
    (GICs) and Synthetic GICs,
    at contract value                                   -                  -                  -             -
                                               ----------        -----------        -----------    ----------
                          Total investments     6,869,593         55,164,296         23,014,888     5,866,763

  Employer contribution receivable                      -                  -                  -             -

  Other receivables                                     -                  -                  -             -
                                               ----------        -----------        -----------    ----------
                          Total Assets          6,869,593         55,164,296         23,014,888     5,866,763
                                               ----------        -----------        -----------    ----------
LIABILITIES

  Due to broker for securities purchased                -                  -                  -             -

  Other payables                                        -                  -                  -             -
                                               ----------        -----------        -----------    ----------
                          Total Liabilities             -                  -                  -             -
                                               ----------        -----------        -----------    ----------
  Net assets available for fund/plan
    benefits at December 31, 1998              $6,869,593        $55,164,296        $23,014,888    $5,866,763
                                               ==========        ===========        ===========    ==========
Changes in Net Assets  Available for Plan
Benefits with Fund information for the year
ended December 31, 1998

Interfund transfers                            $  579,551       ($17,570,883)      ($ 9,244,126)  ($  699,536)

Investment income:

  Dividend and interest  income                   338,748          3,521,196          2,168,642       232,934

  Net appreciation (depreciation) in
    value of investments                                -          3,287,089         (1,983,415)      479,932

Contributions:

  Employer                                        217,121            610,792            372,445       104,166

  Participants                                  1,011,431          3,770,750          2,450,238       735,505

Participant loan activity:

  Participant loans                              (198,642)          (856,188)          (427,393)      (55,575)

  Participant loan payments                       119,876            726,890            353,658        54,829

Distributions to withdrawing
  participants                                 (1,021,540)        (1,553,153)          (805,480)     (221,068)

Administrative expenses                          (108,941)            (3,421)            (6,167)           (4)
                                               ----------        -----------        -----------    ----------
Net increase (decrease) in
  fund/plan equity                                937,604         (8,066,928)        (7,121,598)      631,183

Net assets available for fund/plan
  benefits at December 31, 1997                 5,931,989         63,231,224         30,136,486     5,235,580
                                               ----------        -----------        -----------    ----------
Net assets available for fund/plan
  benefits at December 31, 1998                $6,869,593        $55,164,296        $23,014,888    $5,866,763
                                               ==========        ===========        ===========    ==========

                                                                   Fidelity
                                             Fidelity Growth &   Intermediate       Fidelity    Fidelity Freedom
                                             Income Portfolio      Bond Fund       Contrafund     Income Fund
                                             ----------------  ----------------   -------------  -------------
Net Assets Available for Plan Benefits with
Fund Information December 31, 1998

ASSETS

Investments, at fair market value:

  Common trust funds                             $15,489,929      $2,429,915        $9,078,920      $969,000

  Participant loans                                        -               -                 -             -

  Lexmark Class A common stock                             -               -                 -             -

  Guaranteed investment contracts
    (GICs) and Synthetic GICs,
    at contract value                                      -               -                 -             -
                                                 -----------      ----------        ----------      --------
                          Total investments       15,489,929       2,429,915         9,078,920       969,000

  Employer contribution receivable                         -               -                 -             -

  Other receivables                                        -               -                 -             -
                                                 -----------      ----------        ----------      --------
                          Total Assets            15,489,929       2,429,915         9,078,920       969,000
                                                 -----------      ----------        ----------      --------
LIABILITIES

  Due to broker for securities purchased                   -               -                 -             -

  Other payables                                           -               -                 -             -
                                                 -----------      ----------        ----------      --------
                          Total Liabilities                -               -                 -             -
                                                 -----------      ----------        ----------      --------
  Net assets available for fund/plan
    benefits at December 31, 1998                $15,489,929      $2,429,915        $9,078,920      $969,000
                                                 ===========      ==========        ==========      ========

Changes in Net Assets  Available for Plan
Benefits with Fund information for the year ended December 31, 1998

Interfund transfers                              $ 5,434,994      $  841,467        $2,095,671      $574,594

Investment income:

  Dividend and interest  income                      703,229          95,380           676,936        32,518

  Net appreciation (depreciation) in
    value of investments                           1,745,126          13,911         1,016,533        28,537

Contributions:

  Employer                                           194,154          28,181           132,277        10,272

  Participants                                     1,597,090         243,378         1,136,160        84,537

Participant loan activity:

  Participant loans                                 (154,117)        (20,474)         (118,654)       (3,460)

  Participant loan payments                          136,869          24,779            77,650         7,383

Distributions to withdrawing
  participants                                      (176,971)         (4,847)         (107,367)       (2,394)

Administrative expenses                               (1,076)           (622)             (116)          (47)
                                                 -----------      ----------        ----------      --------
Net increase (decrease) in
  fund/plan equity                                 9,479,298       1,221,153         4,909,090       731,940

Net assets available for fund/plan
  benefits at December 31, 1997                    6,010,631       1,208,762         4,169,830       237,060
                                                 -----------      ----------        ----------      --------
Net assets available for fund/plan
  benefits at December 31, 1998                  $15,489,929      $2,429,915        $9,078,920      $969,000
                                                 ===========      ==========        ==========      ========

                                            Fidelity Freedom  Fidelity Freedom   Fidelity Freedom  Fidelity Freedom
                                               2000 Fund         2010 Fund          2020 Fund         2030 Fund
                                            ----------------  ----------------   ----------------  ----------------

Net Assets Available for Plan Benefits with
Fund Information December 31, 1998

ASSETS

Investments, at fair market value:

  Common trust funds                          $6,931,597        $3,376,067          $1,695,851        $1,561,490

  Participant loans                                    -                 -                   -                 -

  Lexmark Class A common stock                         -                 -                   -                 -

  Guaranteed investment contracts
    (GICs) and Synthetic GICs,
    at contract value                                  -                 -                   -                 -
                                              ----------        ----------          ----------        ----------
                          Total investments    6,931,597         3,376,067           1,695,851         1,561,490

  Employer contribution receivable                     -                 -                   -                 -

  Other receivables                                    -                 0                   -                 -
                                              ----------        ----------          ----------        ----------
                          Total Assets         6,931,597         3,376,067           1,695,851         1,561,490
                                              ----------        ----------          ----------        ----------

LIABILITIES

  Due to broker for securities purchased               -                 -                   -                 -

  Other payables                                       -                 -                   -                 -
                                              ----------        ----------          ----------        ----------
                          Total Liabilities            -                 -                   -                 -
                                              ----------        ----------          ----------        ----------
  Net assets available for fund/plan
    benefits at December 31, 1998             $6,931,597        $3,376,067          $1,695,851        $1,561,490
                                              ==========        ==========          ==========        ==========
Changes in Net Assets  Available for Plan
Benefits with Fund information for the year
ended December 31, 1998

Interfund transfers                          ($1,492,867)       $  894,438          $  435,842        $  199,542

Investment income:

  Dividend and interest  income                  359,586           153,744              62,469            67,887

  Net appreciation (depreciation) in
    value of investments                         618,386           299,900             159,497           149,396

Contributions:

  Employer                                        80,138            36,335              35,280            43,277

  Participants                                   563,309           217,519             294,864           370,704

Participant loan activity:

  Participant loans                              (77,730)          (19,700)            (17,736)          (18,932)

  Participant loan payments                      100,618            38,990              16,333             9,302

Distributions to withdrawing
  participants                                  (167,221)             (802)            (14,673)           (4,582)

Administrative expenses                              (35)              (12)                (47)             (124)
                                              ----------        ----------          ----------        ----------
Net increase (decrease) in
  fund/plan equity                               (15,816)        1,620,412             971,829           816,470

Net assets available for fund/plan
  benefits at December 31, 1997                6,947,413         1,755,655             724,022           745,020
                                              ----------        ----------          ----------        ----------
Net assets available for fund/plan
  benefits at December 31, 1998               $6,931,597        $3,376,067          $1,695,851        $1,561,490
                                              ==========        ==========          ==========        ==========

                                              Spartan U.S.      Dwight Fixed    Lexmark Stock
                                            Equity Index Fund    Income Fund         Fund         Fund Total
                                            -----------------   ------------    -------------     ----------
Net Assets Available for Plan Benefits with
Fund Information December 31, 1998

ASSETS

Investments, at fair market value:

  Common trust funds                          $17,509,717      $  6,213,752      $ 3,216,970     $159,388,748

  Participant loans                                     -                 -                -                -

  Lexmark Class A common stock                          -                 -       80,975,611       80,975,611

  Guaranteed investment contracts
    (GICs) and Synthetic GICs,
    at contract value                                   -        75,679,852                -       75,679,852
                                              -----------       -----------      -----------     ------------
                          Total investments    17,509,717        81,893,604       84,192,581      316,044,211

  Employer contribution receivable                      -                 -        1,796,710        1,796,710

  Other receivables                                     -                 -          221,232          221,232
                                              -----------       -----------      -----------     ------------
                          Total Assets         17,509,717        81,893,604       86,210,523      318,062,153
                                              -----------       -----------      -----------     ------------
LIABILITIES

  Due to broker for securities purchased                -                 -        1,469,389        1,469,389

  Other payables                                        -             6,912        1,946,461        1,953,373
                                              -----------       -----------      -----------     ------------
                          Total Liabilities             -             6,912        3,415,850        3,422,762
                                              -----------       -----------      -----------     ------------

  Net assets available for fund/plan
    benefits at December 31, 1998             $17,509,717       $81,886,692      $82,794,673     $314,639,391
                                              ===========       ===========      ===========     ============

Changes in Net Assets  Available for Plan
Benefits with Fund information for the year ended December 31, 1998

Interfund transfers                           $ 5,880,444       $10,131,754      $ 1,939,115    $           -

Investment income:

  Dividend and interest  income                   274,085         4,659,027           53,409       13,399,790

  Net appreciation (depreciation) in
    value of investments                        2,425,676                 -       51,772,861       60,013,429

Contributions:

  Employer                                        174,977           530,090        2,002,868        4,572,373

  Participants                                  1,523,569         3,127,410        1,509,465       18,635,929

Participant loan activity:

  Participant loans                              (111,542)       (1,065,663)        (649,894)      (3,795,700)

  Participant loan payments                        69,224         1,000,207          330,342        3,066,950

Distributions to withdrawing
  participants                                   (522,638)       (2,717,067)        (894,000)      (8,213,803)

Administrative expenses                              (331)           (6,242)          (1,469)        (128,654)
                                              -----------       -----------      -----------     ------------
Net increase (decrease) in
  fund/plan equity                              9,713,464        15,659,516       56,062,697       87,550,314

Net assets available for fund/plan
  benefits at December 31, 1997                 7,796,253        66,227,176       26,731,976      227,089,077
                                              -----------       -----------      -----------     ------------
Net assets available for fund/plan
  benefits at December 31, 1998               $17,509,717       $81,886,692      $82,794,673     $314,639,391
                                              ===========       ===========      ===========     ============

                                                Participant Loans      Total
                                                ----------------- --------------
Net Assets Available for Plan Benefits with
Fund Information December 31, 1998

ASSETS

Investments, at fair market value:

  Common trust funds                              $        -       $159,388,748

  Participant loans                                5,874,373          5,874,373

  Lexmark Class A common stock                             -         80,975,611

  Guaranteed investment contracts
    (GICs) and Synthetic GICs,
    at contract value                                      -         75,679,852
                                                  ----------       ------------
                          Total investments        5,874,373        321,918,584

  Employer contribution receivable                         -          1,796,710

  Other receivables                                        -            221,232
                                                  ----------       ------------
                          Total Assets             5,874,373        323,936,526
                                                  ----------       ------------
LIABILITIES

  Due to broker for securities purchased                   -          1,469,389

  Other payables                                           -          1,953,373
                                                  ----------       ------------
                          Total Liabilities                -          3,422,762
                                                  ----------       ------------
  Net assets available for fund/plan
    benefits at December 31, 1998                 $5,874,373       $320,513,764
                                                  ==========       ============
Changes in Net Assets  Available for Plan
Benefits with Fund information for the year
ended December 31, 1998

Interfund transfers                               $        -       $          -

Investment income:

  Dividend and interest  income                            -         13,399,790

  Net appreciation (depreciation) in
    value of investments                                   -         60,013,429

Contributions:

  Employer                                                 -          4,572,373

  Participants                                             -         18,635,929

Participant loan activity:

  Participant loans                                3,795,700                  -

  Participant loan payments                       (3,066,950)                 -

Distributions to withdrawing
  participants                                      (357,475)        (8,571,278)

Administrative expenses                               19,327           (109,327)
                                                  ----------       ------------
Net increase (decrease) in
  fund/plan equity                                   390,602         87,940,916

Net assets available for fund/plan
  benefits at December 31, 1997                    5,483,771        232,572,848
                                                  ----------       ------------
Net assets available for fund/plan
  benefits at December 31, 1998                   $5,874,373       $320,513,764
                                                  ==========       ============

                                              Money Market  Large Company  Small Company  Balanced Asset
                                                  Fund       Index Fund     Stock Fund         Fund
                                              ------------  -------------  -------------  --------------

Net Assets Available for Plan Benefits with
Fund Information December 31, 1997

ASSETS

Investments, at fair market value:
  Common trust funds                           $        -    $         -    $         -     $        -

  Participant loans                                     -              -              -              -

  Lexmark Class A common stock                          -              -              -              -

  Guaranteed investment contracts
    (GICs) and Synthetic GICs,
    at contract value                                   -              -              -              -
                                               ----------    -----------    -----------     ----------
                          Total investments             -              -              -              -

  Employer contribution receivable                      -              -              -              -

  Due from broker for securities sold                   -              -              -              -

  Other receivables                                     -              -              -              -
                                               ----------    -----------    -----------     ----------
                          Total assets                  -              -              -              -
                                               ----------    -----------    -----------     ----------
LIABILITIES

  Other payables                                        -              -              -              -

                          Total liabilities             -              -              -              -
                                               ----------    -----------    -----------     ----------
  Net assets available for fund/plan
    benefits at December 31, 1997              $        -    $         -    $         -     $        -
                                               ==========    ===========    ===========     ==========

Changes in Net Assets  Available for Plan
Benefits with Fund information for the year ended December 31, 1997

Interfund transfers                           ($6,612,014)  ($61,005,456)  ($28,799,587)   ($8,585,810)

Investment income:

  Dividend and interest  income                   167,600          2,124          1,088            456

  Net appreciation (depreciation) in
    value of investments                                -     10,424,093      2,449,994        875,337

Contributions:

  Employer                                        169,819        381,850        238,224         79,473

  Participants                                    806,392      2,184,913      1,415,841        463,738

Participant loan activity:

  Participant loans                               (67,314)      (337,229)      (117,995)       (29,650)

  Participant loan payments                        55,655        464,319        230,341         95,401

Distributions to withdrawing
  participants                                   (516,532)      (834,332)      (700,123)      (339,668)

Administrative expenses                           (15,166)      (115,354)       (73,565)       (41,567)
                                               ----------    -----------    -----------     ----------
Net increase (decrease) in
  fund/plan equity                             (6,011,560)   (48,835,072)   (25,355,782)    (7,482,290)

Net assets available for fund/plan
  benefits at December 31, 1996                 6,011,560     48,835,072     25,355,782      7,482,290
                                               ----------    -----------    -----------     ----------
Net assets available for fund/plan
  benefits at December 31, 1997                $        -    $         -    $         -     $        -
                                               ==========    ===========    ===========     ==========

                                                                Fidelity
                                                             Retirement Govt.                  Fidelity Low-
                                               International   Money Market  Fidelity Equity-  Priced Stock
                                                Index Fund       Portfolio     Income Fund         Fund
                                               -------------   ------------  ----------------  ------------


Net Assets Available for Plan Benefits with
Fund Information December 31, 1997

ASSETS

Investments, at fair market value:

  Common trust funds                            $        -     $5,931,989      $63,231,224    $30,136,486

  Participant loans                                      -              -                -              -

  Lexmark Class A common stock                           -              -                -              -

  Guaranteed investment contracts
    (GICs) and Synthetic GICs,
    at contract value                                    -              -                -              -
                                                ----------     ----------      -----------    -----------
                          Total investments              -      5,931,989       63,231,224     30,136,486

  Employer contribution receivable                       -              -                -              -

  Due from broker for securities sold                    -              -                -              -

  Other receivables                                      -              -                -              -
                                                ----------     ----------      -----------    -----------
                          Total assets                   -      5,931,989      63,231,224     30,136,486
                                                ----------     ----------      -----------    -----------
LIABILITIES

  Other payables                                         -              -                -              -
                                                ----------     ----------      -----------    -----------
                          Total liabilities              -              -                -              -
                                                ----------     ----------      -----------    -----------
  Net assets available for fund/plan
    benefits at December 31, 1997               $        -     $5,931,989      $63,231,224    $30,136,486
                                                ==========     ==========      ===========    ===========

Changes in Net Assets  Available for Plan
Benefits with Fund information for the year ended December 31, 1997

Interfund transfers                            ($4,845,633)    $5,110,068      $56,229,019    $25,941,663

Investment income:

  Dividend and interest  income                        325        173,928        2,385,743      2,107,310

  Net appreciation (depreciation) in
    value of investments                           500,495              -        3,569,719      1,380,388

Contributions:

  Employer                                          52,679        124,240          290,780        175,711

  Participants                                     323,622        681,302        1,663,934      1,039,337

Participant loan activity:

  Participant loans                                 (7,361)      (116,611)        (524,270)      (209,524)

  Participant loan payments                         53,462         44,744          435,002        225,467

Distributions to withdrawing
  participants                                    (169,346)       (85,682)        (818,703)      (519,080)

Administrative expenses                            (15,616)             -                -         (4,786)
                                                ----------     ----------      -----------    -----------
Net increase (decrease) in
  fund/plan equity                              (4,107,373)     5,931,989       63,231,224     30,136,486

Net assets available for fund/plan
  benefits at December 31, 1996                  4,107,373              -                -              -
                                                ----------     ----------      -----------    -----------
Net assets available for fund/plan
  benefits at December 31, 1997                 $        -     $5,931,989      $63,231,224    $30,136,486
                                                ==========     ==========      ===========    ===========

                                                Fidelity
                                               Diversified    Fidelity Growth     Fidelity
                                              International      & Income       Intermediate   Fidelity
                                                  Fund           Portfolio        Bond Fund   Contrafund
                                              -------------   ---------------   ------------  ----------

Net Assets Available for Plan Benefits with
Fund Information December 31, 1997

ASSETS

Investments, at fair market value:

  Common trust funds                           $5,235,580         $6,010,631     $1,208,762     $4,169,830

  Participant loans                                     -                  -              -              -

  Lexmark Class A common stock                          -                  -              -              -

  Guaranteed investment contracts
    (GICs) and Synthetic GICs,
    at contract value                                   -                  -              -              -
                                               ----------         ----------     ----------     ----------
                          Total investments     5,235,580          6,010,631      1,208,762      4,169,830

  Employer contribution receivable                      -                  -              -              -

  Due from broker for securities sold                   -                  -              -              -

  Other receivables                                     -                  -              -              -
                                               ----------         ----------     ----------     ----------
                          Total assets          5,235,580          6,010,631      1,208,762      4,169,830
                                               ----------         ----------     ----------     ----------

LIABILITIES

  Other payables                                        -                  -              -              -
                                               ----------         ----------     ----------     ----------
                          Total liabilities             -                  -              -              -
                                               ----------         ----------     ----------     ----------
  Net assets available for fund/plan
    benefits at December 31, 1997              $5,235,580         $6,010,631     $1,208,762     $4,169,830
                                               ==========         ==========     ==========     ==========
Changes in Net Assets  Available for Plan
Benefits with Fund information for the year
ended December 31, 1997

Interfund transfers                            $4,984,466         $5,449,331     $1,101,679     $3,826,205

Investment income:

  Dividend and interest  income                   196,614            192,163         24,320        338,523

  Net appreciation (depreciation) in
    value of investments                         (263,013)            61,020          7,768       (246,386)

Contributions:

  Employer                                         43,439             35,699          6,695         30,626

  Participants                                    263,534            250,138         83,785        213,926

Participant loan activity:

  Participant loans                               (38,225)           (25,625)       (23,710)       (13,102)

  Participant loan payments                        57,306             56,481          8,225         29,136

Distributions to withdrawing
  participants                                     (8,541)            (8,576)             -         (9,098)

Administrative expenses                                 -                  -              -              -
                                               ----------         ----------     ----------     ----------
Net increase (decrease) in
  fund/plan equity                              5,235,580          6,010,631      1,208,762      4,169,830

Net assets available for fund/plan
  benefits at December 31, 1996                         -                  -              -              -
                                               ----------         ----------     ----------     ----------
Net assets available for fund/plan
  benefits at December 31, 1997                $5,235,580         $6,010,631     $1,208,762     $4,169,830
                                               ==========         ==========     ==========     ==========

                                                                                      Fidelity       Fidelity
                                              Fidelity Freedom   Fidelity Freedom   Freedom 2010   Freedom 2020
                                                Income Fund         2000 Fund           Fund           Fund
                                              ----------------   ----------------   ------------   ------------

Net Assets Available for Plan Benefits with
Fund Information December 31, 1997

ASSETS

Investments, at fair market value:

  Common trust funds                              $237,060         $6,947,413        $1,755,655       $724,022

  Participant loans                                      -                  -                 -              -

  Lexmark Class A common stock                           -                  -                 -              -

  Guaranteed investment contracts
    (GICs) and Synthetic GICs,
    at contract value                                    -                  -                 -              -
                                                  --------         ----------        ----------       --------
                          Total investments        237,060          6,947,413         1,755,655        724,022

  Employer contribution receivable                       -                  -                 -              -

  Due from broker for securities sold                    -                  -                 -              -

  Other receivables                                      -                  -                 -              -
                                                  --------         ----------        ----------       --------
                          Total assets             237,060          6,947,413         1,755,655        724,022
                                                  --------         ----------        ----------       --------
LIABILITIES

  Other payables                                         -                  -                 -              -
                                                  --------         ----------        ----------       --------
                          Total liabilities              -                  -                 -              -
                                                  --------         ----------        ----------       --------
  Net assets available for fund/plan
    benefits at December 31, 1997                 $237,060         $6,947,413        $1,755,655       $724,022
                                                  ========         ==========        ==========       ========
Changes in Net Assets  Available for Plan
Benefits with Fund information for the year
ended December 31, 1997

Interfund transfers                               $206,687         $6,467,114        $1,665,727       $610,651

Investment income:

  Dividend and interest  income                      6,500            237,179            60,423         25,023

  Net appreciation (depreciation) in
    value of investments                              (349)           256,746           (33,924)       (12,091)

Contributions:

  Employer                                           4,583             43,976            10,101          6,145

  Participants                                      20,361            258,166            64,022         91,941

Participant loan activity:

  Participant loans                                   (904)           (61,401)          (18,304)          (592)

  Participant loan payments                            407             66,540             7,610          2,975

Distributions to withdrawing
  participants                                        (225)          (320,907)                -            (30)

Administrative expenses                                  -                  -                 -              -
                                                  --------         ----------        ----------       --------
Net increase (decrease) in
  fund/plan equity                                 237,060          6,947,413         1,755,655        724,022

Net assets available for fund/plan
  benefits at December 31, 1996                          -                  -                 -              -
                                                  --------         ----------        ----------       --------
Net assets available for fund/plan
  benefits at December 31, 1997                   $237,060         $6,947,413        $1,755,655       $724,022
                                                  ========         ==========        ==========       ========

                                                                 Spartan U.S.
                                              Fidelity Freedom   Equity Index   Dwight Fixed   Lexmark Stock
                                                 2030 Fund           Fund       Income Fund         Fund
                                              ----------------   ------------   ------------   -------------
Net Assets Available for Plan Benefits with
Fund Information December 31, 1997

ASSETS

Investments, at fair market value:

  Common trust funds                              $745,020        $7,796,253    $ 2,088,732     $         -

  Participant loans                                      -                 -              -               -

  Lexmark Class A common stock                           -                 -              -      26,208,434

  Guaranteed investment contracts
    (GICs) and Synthetic GICs,
    at contract value                                    -                 -     64,138,444                -
                                                  --------        ----------    -----------      -----------
                          Total investments        745,020         7,796,253     66,227,176       26,208,434

  Employer contribution receivable                       -                 -              -          533,378

  Due from broker for securities sold                    -                 -              -          739,737

  Other receivables                                      -                 -              -            2,665
                                                  --------        ----------    -----------      -----------
                          Total assets             745,020         7,796,253     66,227,176       27,484,214
                                                  --------        ----------    -----------      -----------
LIABILITIES

  Other payables                                         -                 -              -          752,238
                                                  --------        ----------    -----------      -----------
                          Total liabilities              -                 -              -          752,238
                                                  --------        ----------    -----------      -----------

  Net assets available for fund/plan
    benefits at December 31, 1997                 $745,020        $7,796,253    $66,227,176      $26,731,976
                                                  ========        ==========    ===========      ===========
Changes in Net Assets  Available for Plan
Benefits with Fund information for the year
ended December 31, 1997

Interfund transfers                               $666,368        $7,221,457   ($ 8,524,368)    ($ 1,107,567)

Investment income:

  Dividend and interest  income                     24,506            85,310      4,642,380           21,500

  Net appreciation (depreciation) in
    value of investments                           (11,261)          217,376              -        7,956,350

Contributions:

  Employer                                           8,398            36,636        635,742          616,751

  Participants                                      51,526           232,260      3,411,203          392,714

Participant loan activity:

  Participant loans                                    (95)           (4,887)    (1,181,215)        (245,160)

  Participant loan payments                          5,908            16,262      1,414,274          138,721

Distributions to withdrawing
  participants                                        (330)           (8,161)    (3,729,188)        (699,293)

Administrative expenses                                  -                 -       (129,242)         (36,963)
                                                  --------        ----------    -----------      -----------
Net increase (decrease) in
  fund/plan equity                                 745,020         7,796,253     (3,460,414)       7,037,053

Net assets available for fund/plan
  benefits at December 31, 1996                          -                 -     69,687,590       19,694,923
                                                  --------        ----------    -----------      -----------
Net assets available for fund/plan
  benefits at December 31, 1997                   $745,020        $7,796,253    $66,227,176      $26,731,976
                                                  ========        ==========    ===========      ===========

                                                            Participant
                                               Fund Total      Loans         Total
                                               ----------   -----------    ---------
Net Assets Available for Plan Benefits with
Fund Information December 31, 1997

ASSETS

Investments, at fair market value:

  Common trust funds                         $136,218,657     $        -   $136,218,657

  Participant loans                                     -      5,483,771      5,483,771

  Lexmark Class A common stock                 26,208,434              -     26,208,434

  Guaranteed investment contracts
    (GICs) and Synthetic GICs,
    at contract value                          64,138,444              -     64,138,444
                                             ------------     ----------   ------------
                          Total investments   226,565,535      5,483,771    232,049,306

  Employer contribution receivable                533,378              -        533,378

  Due from broker for securities sold             739,737              -        739,737

  Other receivables                                 2,665              -          2,665
                                             ------------     ----------   ------------
                          Total assets        227,841,315      5,483,771    233,325,086
                                             ------------     ----------   ------------
LIABILITIES

  Other payables                                  752,238              -        752,238
                                             ------------     ----------   ------------
                          Total liabilities       752,238              -        752,238
                                             ------------     ----------   ------------
  Net assets available for fund/plan
    benefits at December 31, 1997            $227,089,077     $5,483,771   $232,572,848
                                             ============     ==========   ============

Changes in Net Assets  Available for Plan
Benefits with Fund information for the year ended December 31, 1997

Interfund transfers                          $          -     $        -   $          -

Investment income:

  Dividend and interest  income                10,693,015        296,769     10,989,784

  Net appreciation (depreciation) in
    value of investments                       27,132,262              -     27,132,262

Contributions:

  Employer                                      2,991,567              -      2,991,567

  Participants                                 13,912,655              -     13,912,655

Participant loan activity:

  Participant loans                            (3,023,174)     3,023,174              -

  Participant loan payments                     3,408,236     (3,408,236)             -

Distributions to withdrawing
  participants                                 (8,767,815)      (500,349)    (9,268,164)

Administrative expenses                          (432,259)                     (432,259)
                                             ------------     ----------   ------------
Net increase (decrease) in
  fund/plan equity                             45,914,487       (588,642)    45,325,845

Net assets available for fund/plan
  benefits at December 31, 1996               181,174,590      6,072,413    187,247,003
                                             ------------     ----------   ------------
Net assets available for fund/plan
  benefits at December 31, 1997              $227,089,077     $5,483,771   $232,572,848
                                             ============     ==========   ============

                             SUPPLEMENTAL SCHEDULES
                                     -------

LEXMARK SAVINGS PLAN
PLAN #002 EIN #22-3074422
Item 27(a) Schedule of Assets Held for Investment Purposes
December 31, 1998

                                                                                              Par or
                                                                                          Maturity Value/
   Identity of Issuer, Borrower,                                                             Number of                     Current
     Lessor or Similar Party                           Description of Investment              Shares           Cost         Value
----------------------------------------    -------------------------------------------   --------------- ------------  ------------
*  Fidelity Management and Research Co.     Lexmark Stock Fund                                 805,604    $ 28,882,385  $ 80,975,611
*  Fidelity Management and Research Co.     Contrafund                                         159,868       8,301,864     9,078,920
*  Fidelity Management and Research Co.     Equity-Income Fund                                 993,057      50,381,981    55,164,296
*  Fidelity Management and Research Co.     Growth & Income Portfolio                          337,913      13,795,260    15,489,929
*  Fidelity Management and Research Co.     Intermediate Bond Fund                             236,603       2,414,514     2,429,915
*  Fidelity Management and Research Co.     Low-Priced Stock Fund                            1,007,216      24,025,954    23,014,888
*  Fidelity Management and Research Co.     Diversified International Fund                     331,081       5,668,430     5,866,763
*  Fidelity Management and Research Co.     Freedom Income Fund                                 86,673         941,779       969,000
*  Fidelity Management and Research Co.     Freedom 2000 Fund                                  562,173       6,382,333     6,931,597
*  Fidelity Management and Research Co.     Freedom 2010 Fund                                  253,840       3,138,173     3,376,067
*  Fidelity Management and Research Co.     Freedom 2020 Fund                                  121,566       1,548,087     1,695,851
*  Fidelity Management and Research Co.     Freedom 2030 Fund                                  112,418       1,428,687     1,561,490
*  Fidelity Management and Research Co.     Retirement Govt. Money Market Portfolio          6,869,593       6,869,593     6,869,593
*  Fidelity Management and Research Co.     Spartan U.S. Equity Index Fund                     398,310      15,069,873    17,509,717
*  Participant Loans                        Participant Loans at Prime plus 1.5%             5,874,373               0     5,874,373
   John Hancock Mutual Life Insurance       Participation in Group Annuity Contract #8617
      Company                                  at 6.95% with maturity on December
                                               20, 1999.                                   $ 3,530,134       3,530,134     3,530,134
   Monumental Life Insurance Company        Monumental Placement Contract #ADA00558FR
                                               at 6.0% with maturity on December 14, 2000. $ 9,204,492       9,204,492     9,204,492
   New York Life Insurance Company          New York Life Placement Contract #30034 at
                                               7.8% with maturity on August 15, 2001.      $ 9,453,483       9,453,483     9,453,483
   Pacific Mutual Life Insurance Company    Participation in Group Annuity
                                               Contract #G-26156.01 at 7.55%
                                               with maturity on June 20, 2000.             $ 6,396,453       6,396,453     6,396,453
   TransAmerica Life Insurance & Annuity    Participation in Group Annuity
      Company                                  Contract #51508 at 6.12% with
                                               maturity on June 15, 2002.                  $ 4,181,720       4,181,720     4,181,720
   TransAmerica Life Insurance & Annuity    Synthetic GIC including AAA bond
      Company                                  ATTMT 1997-A (CUSIP:00206LAN5) (fair market
                                               value of $5,006,639) and Group
                                               Annuity Contract #76678 at 6.5%
                                               with maturity on December 17, 2001.
                                               Wrapper fair market value of $842,777.      $ 5,849,416       5,849,416     5,849,416
   TransAmerica Life Insurance & Annuity    Synthetic  GIC  including  AAA bond
      Company                                   PEMEX5.2 11/03 (CUSIP:706448AA5) (fair
                                                market value of $4,998,731) and Group
                                                Annuity Contract #76877-000 at 5.7% with
                                                maturity on November 15, 2003.  Wrapper
                                                fair market value of $13,744.              $ 5,012,475       5,012,475     5,012,475
   TransAmerica Life Insurance & Annuity     Synthetic GIC including FNMA mortgage backed
      Company                                   security FN381002 (CUSIP: 31377MGK1) (fair
                                                market value of $8,619,565) and Wrap
                                                Agreement Contract #76877-001 at 5.7%
                                                with maturity on November 25, 2005.
                                                Wrapper fair market value of $71,756.      $ 8,691,321       8,691,321     8,691,321
   State Street Bank & Trust Company         Synthetic GIC including FNMA seven year
                                                balloon mortgage pass-through securities
                                                FN313526 (CUSIP: 313746HB6)(fair market
                                                value of $4,201,785) and Wrap Agreement
                                                Contract #97037 at 7.17% with maturity on
                                                March 25, 2003. Excess of the fair market
                                                value of the underlying asset over contract
                                                value is $100,683.                         $ 4,101,102       4,101,102     4,101,102
   State Street Bank & Trust Company         Synthetic GIC including FNMA mortgage backed
                                                security FN380214 (CUSIP: 31377LK36) (fair
                                                market value of $5,279,569) and Wrap
                                                Agreement Contract #98022 at 6.07%
                                                with maturity on April 25, 2005. Excess
                                                of the fair market value of the
                                                underlying asset over contract value is
                                                $104,793.                                   $ 5,174,776      5,174,776     5,174,776
   Monumental Life Insurance Company         Synthetic GIC including FHLMC mortgages
                                                1404-D (CUSIP:312912VTA)(fair  market
                                                value of $10,175,367)  and  Group  Annuity
                                                Contract #ADA00024  at 6.79% with  maturity
                                                on June 15, 2001.  Excess of the fair market
                                                value of the underlying asset over contract
                                                value is $109,730.                          $10,065,637     10,065,637    10,065,637
   State Street Bank & Trust Company         Synthetic GIC including FHLMC mortgages FSPC
                                                T-13 A7 (CUSIP: 3133TGDB2)(fair market
                                                value of $4,020,155) and Group Annuity
                                                Contract #98155 at 6.17% with maturity on
                                                April 25, 2013.  Excess of the fair market
                                                value of the underlying asset over contract
                                                value is $1,312.                            $ 4,018,843      4,018,843     4,018,843
*  Fidelity Management and Research Co.      Short-Term Interest Bearing Funds              $ 9,430,722      9,430,722     9,430,722
                                                                                                          ------------  ------------
                                                                                                          $253,959,487  $321,918,584
                                                                                                          ============  ============

*  Party-in-interest to the Plan.

LEXMARK SAVINGS PLAN
PLAN #002 EIN #22-3074422
Item 27(d) Schedule of Reportable Transactions* for the year ended December 31, 1998

                                                                                                          Fair Value of
                                                                                                            Asset on
                                                                    Total         Total        Cost of     Transaction   Realized
           Identity of Party             Description of Asset     Purchases       Sales         Asset          Date      Gain/Loss
   ------------------------------------  ---------------------  -------------  ------------  ------------  ------------ ------------

** Fidelity Management and Research Co.  Contrafund             $  9,262,446                 $  9,262,446  $  9,262,446
** Fidelity Management and Research Co.  Contrafund                            $  5,369,890  $  5,382,274  $  5,369,890 $  (12,384)

** Fidelity Management and Research Co.  Equity-Income Fund     $ 24,757,066                 $ 24,757,066  $ 24,757,066
** Fidelity Management and Research Co.  Equity-Income Fund                    $ 36,111,083  $ 34,634,136  $ 36,111,083 $ 1,476,947

** Fidelity Management and Research Co.  Growth & Income Fund   $ 21,476,746                 $ 21,476,746  $ 21,476,746
** Fidelity Management and Research Co.  Growth & Income Fund                  $ 13,742,575  $ 13,619,797  $ 13,742,575 $   122,778

** Fidelity Management and Research Co.  Low-Priced Stock Fund  $  7,395,155                 $  7,395,155  $  7,395,155
** Fidelity Management and Research Co.  Low-Priced Stock Fund                 $ 12,533,339  $ 12,402,737  $ 12,533,339 $   130,602

** Fidelity Management and Research Co.  Diversified
                                            International Fund  $  7,439,952                 $  7,439,952  $  7,439,952
** Fidelity Management and Research Co.  Diversified
                                            International Fund                 $  7,288,702  $  7,260,782  $  7,288,702 $    27,920

** Fidelity Management and Research Co.  Freedom 2000 Fund      $  7,707,129                 $  7,707,129  $  7,707,129
** Fidelity Management and Research Co.  Freedom 2000 Fund                     $  8,341,330  $  8,158,885  $  8,341,330 $   182,445

** Fidelity Management and Research Co.  Retirement Gov't.
                                            Money Market
                                            Portfolio           $  6,628,537                 $  6,628,537  $  6,628,537
** Fidelity Management and Research Co.  Retirement Gov't.
                                            Money Market
                                            Portfolio                          $  5,690,933  $  5,690,933  $  5,690,933

** Fidelity Management and Research Co.  Spartan U.S. Equity
                                            Index Fund          $ 28,765,297                 $ 28,765,297  $ 28,765,297
** Fidelity Management and Research Co.  Spartan U.S. Equity
                                            Index Fund                         $ 21,477,508  $ 21,266,296  $ 21,477,508 $   211,212

** Fidelity Management and Research Co.  Lexmark Stock Fund     $175,129,491                 $175,129,491  $175,129,491
** Fidelity Management and Research Co.  Lexmark Stock Fund                    $172,102,987  $153,946,606  $172,102,987 $18,156,381

   State Street Bank & Trust Company     Synthetic GIC
                                            including FNMA
                                            seven year balloon
                                            mortgage pass-
                                            through securities
                                            FN313526 (CUSIP:
                                            313746HB6) (fair
                                            market value of
                                            $4,201,785) and
                                            Wrap Agreement
                                            Contract #97037 at
                                            7.17% with maturity
                                            on March 25, 2003.
                                            Excess of the fair
                                            market value of the
                                            underlying asset
                                            over contract value
                                            is $100,683.        $  3,003,023                 $  3,003,023  $  3,003,023

   State Street Bank & Trust Company     Synthetic GIC including
                                            FNMA seven year
                                            balloon mortgage
                                            pass-through
                                            securities FN313526
                                            (CUSIP: 313746HB6)
                                            (fair market value of
                                            $4,201,785) and Wrap
                                            Agreement Contract
                                            #97037 at 7.17% with
                                            maturity on March 25,
                                            2003.  Excess of the
                                            fair market value of
                                            the underlying asset
                                            over contract value is
                                            $100,683.                          $  4,824,835  $  4,824,835  $  4,824,835

   State Street Bank & Trust Company     Synthetic GIC including
                                            FNMA mortgage backed
                                            security FN380214
                                            (CUSIP: 31377LK36)
                                            (fair market value
                                            of $5,279,569) and
                                            Wrap Agreement
                                            Contract #98022 at
                                            6.07%.  Excess of
                                            the fair market
                                            value of the
                                            underlying asset
                                            over contract value
                                            is $104,793.        $ 14,046,937                 $ 14,046,937  $ 14,046,937

   State Street Bank & Trust Company     Synthetic GIC including
                                            FNMA mortgage backed
                                            security FN380214
                                            (CUSIP: 31377LK36)
                                            (fair market value
                                            of $5,279,569) and
                                            Wrap Agreement
                                            Contract #98022 at
                                            6.07%.  Excess of the
                                            fair market value of
                                            the underlying asset
                                            over contract value
                                            is $104,793.                       $  9,118,670   $  9,118,670  $  9,118,670

   State Street Bank & Trust Company     Synthetic GIC
                                            including FHLMC
                                            mortgages FSPC
                                            T-13 A7 (CUSIP:
                                            3133TGDB2) (fair
                                            market value of
                                            $4,020,155) and
                                            Group Annuity
                                            Contract #98155
                                            at 6.17%.  Excess
                                            of the fair market
                                            value of the
                                            underlying asset
                                            over contract value
                                            is $1,312.          $  5,021,083                  $  5,021,083  $  5,021,083

   State Street Bank & Trust Company     Synthetic GIC
                                            including FHLMC
                                            mortgages FSPC
                                            T-13 A7 (CUSIP:
                                            3133TGDB2) (fair
                                            market value of
                                            $4,020,155) and
                                            Group Annuity
                                            Contract #98155 at
                                            6.17%.  Excess
                                            of the fair market
                                            value of the
                                            underlying asset
                                            over contract value
                                            is $1,312.                         $  1,081,133   $  1,081,133  $  1,081,133

* All individual transactions or series of transactions, which, when aggregated, exceed 5% of plan assets at January 1, 1998.
** Party-in-interest to the Plan.

LEXMARK SAVINGS PLAN
PLAN #002 EIN #22-3074422
Item 27(d) Schedule of Reportable Transactions* for the year ended December 31, 1998

                                                                                                          Fair Value of
                                                                                                            Asset on
                                                                    Total         Total        Cost of     Transaction   Realized
           Identity of Party             Description of Asset     Purchases       Sales         Asset          Date      Gain/Loss
   ------------------------------------  ---------------------  -------------  ------------  ------------  ------------ ------------

   TransAmerica Life Insurance &         Participation in Group
      Annuity Company                       Annuity Contract
                                            #51508 at 6.12%
                                            with maturity on
                                            June 15, 2002.      $  4,000,000                  $  4,000,000  $  4,000,000

   TransAmerica Life Insurance &         Synthetic GIC
       Annuity Company                      including AAA bond
                                            ATTMT 1997-A (CUSIP:
                                            00206LAN5) (fair
                                            market value of
                                            $5,006,639) and
                                            Group Annuity
                                            Contract #76678 at
                                            6.5% with maturity
                                            on December 17, 2001.
                                            Wrapper fair market
                                            value of $842,777.  $    219,775                  $    219,775  $    219,775

   TransAmerica Life Insurance &         Synthetic GIC
       Annuity Company                      including AAA bond
                                            ATTMT 1997-A (CUSIP:
                                            00206LAN5) (fair
                                            market value of
                                            $5,006,639) and
                                            Group Annuity
                                            Contract #76678 at
                                            6.5% with maturity
                                            on December 17, 2001.
                                            Wrapper fair market
                                            value of $842,777.                 $    223,571    $    223,571  $    223,571

   TransAmerica Life Insurance &         Synthetic GIC
      Annuity Company                       including AAA bond
                                            PEMEX5.2 11/03 (CUSIP:
                                            706448AA5) (fair
                                            market value of
                                            $4,998,731) and Group
                                            Annuity Contract
                                            #76877-000 at 5.7%.
                                            Wrapper fair market
                                            value of $13,744.   $  4,999,550                   $  4,999,550  $  4,999,550

   TransAmerica Life Insurance &         Synthetic GIC
      Annuity Company                       including FNMA
                                            mortgage backed
                                            security FN381002
                                            (CUSIP: 31377MGK1)
                                            (fair market value
                                            of $8,619,565) and
                                            Wrap Agreement
                                            Contract #76877-001
                                            at 5.7%.  Wrapper
                                            fair market value of
                                            $71,756.            $  8,670,226                   $  8,670,226  $  8,670,226

** Fidelity Management and Research Co.  Short-Term Interest
                                            Bearing Funds       $126,117,895                   $126,117,895  $126,117,895
** Fidelity Management and Research Co.  Short-Term Interest
                                            Bearing Funds                      $122,299,366    $122,299,366  $122,299,366


* All individual transactions or series of transactions, which, when aggregated, exceed 5% of plan assets at January 1, 1998.
** Party-in-interest to the Plan.